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18007019

SEC Mail Processing Section
APR 11 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2
(No. and Street)

Guaynabo (City) PR (State) 00966 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eduardo Sotomayor (787) 781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

Affidavit: 1732

OATH OR AFFIRMATION

I, Eduardo Sotomayor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities, LLC of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Chief Compliance Officer

Title

[signature]

Notary Public

Sworn and subscribed before me by Eduardo Sotomayor Alamo, of legal age, married, Principal of Pariter Securities LLC and resident of Carolina Puerto Rico, who is personally known to me, in Guaynabo Puerto Rico, this 21st day of March 2018.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sello
RECIBO
18-B2711863
9397
03/20/2018
$5.00
Sello de Asistencia Legal
0143-2018-0320-40358053

MANUEL R. BORGES MENDEZ
ABOGADO-NOTARIO

Pariter Securities, LLC

Contents

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Pariter Securities, LLC
243 Carretera #2
Guaynabo PR 966

Opinion on The Financial Statements

We have audited the statement of financial condition of Pariter Securities, LLC (the "Company") as of December 31, 2017 and December 31, 2016, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the two years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

We have served as Pariter Securities, LLC's auditor since December 31, 2016.

Katy, TX 77450

March 20, 2018

Pariter Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

	Dec 31, 17
ASSETS	
Current assets	
Cash	2,065
Commissions receivable, net of allowance for bad debt of $338,469.29	-
Prepaid expenses	30
Advances to brokers	23,677
Due from related parties	41,847
Total current assets	67,619
Total assets	$ 67,619
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	49,125
Due to related parties	279
Taxes payable	106,190
Total liabilities - all current	155,593
Member's equity	
Common stock, $100 per value, 10,000 shares authorized, 11 shares issued and outstanding	1,100
Paid in capital	670,812
Retained earnings	116,385
Net income	(876,272)
Total equity	(87,975)
Liabilities and member's equity	$ 67,619

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2017

Income	
Commissions and fees	556,791
Total revenues	**556,791**
Operating expenses	
Commissions	565,310
Fees and licenses	9,458
Professional fees	293,608
Management fees	24,601
Repairs & maintenance	85,809
Depreciation	10,131
Payroll	104,019
Claims	68,500
Bad debt expense	338,469
Others	192,727
Total operating expenses	**1,692,633**
Net ordinary income	(1,135,842)
Other income and expenses	
Goodwill impairment	(50,000)
Other income	309,570
	259,570
Net income	**$ - (876,272)**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

Net Income	$	(876,272)
Operating Activities		
Goodwill impairment		50,000
Bad debt expense		338,469
Prior year adjustment		50,000
Depreciation		7,132
Receivables from clearing		120,737
Prepayments		270,048
Due from related parties		(41,398)
Accounts payable and accrued expenses		(29,200)
Deferred taxes		(83,516)
Net cash used in Operating Activities		682,272
Financing Activities		
Capital Contirbutions		199,116
Net cash provided by Financing Activities		199,116
Net increase or (decrease) in cash and equivalents	$	881,388
Beginning cash	$	(3,021)
Cash at end of period	$	2,095

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2017

	Common Stock		Contributed Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2016	11	$1,100	$471,696	$116,385	$589,181
Capital Contribution			199,116		199,116
Net income (loss)				(876,272)	(876,272)
Balance, December 31, 2017		$1,100	$670,812	$ (759,887)	$ (87,975)

The accompanying notes are an integral part of these financial statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S.-based firm who maintains all accounts for the customers.

Summary of significant accounting policies-

(a) <u>Basis of presentation</u> -
The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The Company has evaluated subsequent events through March 15, 2018, the date the financial statements were available to be issued.

(b) <u>Revenue recognition</u>-
Commission revenues are recorded on a settlement date basis. Margin interest income is earned based on debit balances in customer margin accounts.

(c) <u>Accounts receivable</u>-
Accounts receivable include commissions due in cash.

(d) <u>Bad debts</u>–
Bad debts, when applicable, are accounted for using the direct write-off method whereby an expense is recognized only when a specified account is determined to be uncollectible. The effect of using this method approximates that of the allowance method. The Company currently considered all accounts receivable as uncollectible and therefore made allowances for the total amount.

(e) <u>Concentration of credit risk</u>–
Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits.

(f) Property and equipment-

Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful life
Computers and other office equipment	3 years

License-

(g) License

TThe broker-dealer license was recorded at its fair market value. The license provides the Company with rights to operate as an introducing broker-dealer. The Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its broker-dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized, but rather will be tested for impairment annually when events and circumstances warrant.

License is reviewed by management for impairment every year to determine whether impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the Company, the carrying value of such intangible assets would be considered impaired and reduced by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets. The Company reviewed the annual impairment analysis as of December 31, 2017, and concluded that an impairment should be recognized in the amount of $50,000. Accordingly, the value of the license was adjusted to $0.

(h) Income taxes-

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that

includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(i) <u>Use of estimates-</u>

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Deposit with clearing house:

The clearing agreement with National Financial Services was cancelled, and the net of any deposit was returned, in December of 2016. At present, the Company has a piggy-back clearing arrangement with ETC Brokerage where all accounts are held at COR Clearing with no deposit.

(3) Related party transactions:

During the year ended December 31, 2017, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amounts due (to)/from related parties at year-end are non-interest bearing and have no specific repayment terms.

	2017
Due from related party	$ 41,847
Management fees expense	$ 24,601

(4) Income taxes:

On June 30, 2013 the Governor of Puerto Rico signed into law a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the provisions included in said package are changes to the income tax regime applicable to corporations. Act 40-2013, signed on June 30, 2013, but effective on January 1, 2013, increased the corporate income tax rate with a range from 30% to 39% (previously 20% to 30%), establishing that the maximum rate is reached when net taxable income is in excess of $275,000. The surtax credit was reduced from $750,000 to $25,000.

In addition, the new law creates and imposes the following:

- A new additional tax on gross income, as part of the alternative minimum tax calculation. Financial businesses will be subject to a tax of 1% on gross income, with a credit equal to a 5% of its gross income against the regular tax or AMT of the corresponding taxable year. In the case of controlled groups of corporations or related entities, groups must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income.

- The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

- Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

In addition, the alternative minimum tax (AMT) provisions are completely revised and overhauled. The AMT tax rate was increased from 20% to 30%, and various parallel computations must be made before determining whether an AMT liability exists. In summary, the AMT would be the greater of the sum of 30% of the alternative minimum net income, plus the additional tax on gross income (discussed above); or, the sum of the following three items: (1) 20% of the expenses incurred or paid to related parties and/or the expenses allocated from a home office to a branch located in Puerto Rico, if such payments were not subject to tax in Puerto Rico during the tax year; (2) up to 2% on the purchases of tangible personal property from a related person or home office and (3) the new additional tax on gross income.

There is no deferred tax asset for the current year.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

As of December 31, 2017, no deferred tax assets or liabilities had been recognized.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011. Tax audits, by their nature, are often complex and can require several years to complete.

The Company follows the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's -tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

Pariter Securities, LLC

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity	$ (87,975)
Non-Allowable Assets	$ 65,554.00
Haircuts on Securities Positions	
Securities Haircuts	$ -
Undue Concentration Charges	$ -
Net Allowable Capital	$ (153,529)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 10,378
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 10,378
Excess Net Capital	$ (163,907)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$155,593
Percentage of Aggregate Indebtedness to Net Capital	-101.34%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2017	$ (153,590)
Adjustments		
Increase (Decrease) in Equity		$ (388,470)
(Increase) Decrease in Non-Allowable Assets		$ 388,531
(Increase) Decrease in Securities Haircuts		$ -
(Increase) Decrease in Undue Concentration Charges		$ -
Net Capital per Audit		$ (153,529)
Reconciled Difference		$ -

Pariter Securities, LLC

Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of ($153,529) which was ($163,907) below its required net capital of $10,738. The Company's ratio of aggregate indebtedness to net capital was (101.34%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file an Agreed Upon Procedures (AUP_ supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company has included in this report the required Agreed Upon Procedures report required pursuant to the Rule and will file separately with the AUP report with SIPC.

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Auditors Report on Exemption Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Eduardo Sotomayor
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Dear Eduardo Sotomayor:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Pariter Securities, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Pariter Securities, LLC claims exemption from 17 C.F.R. §240.15c3-3. Pariter Securities, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Pariter Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A Gaudette

Katy, TX 77450

March 20, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713 252 5190 : bgaudette@bglxcpa com

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

PARITER

March 7, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Pariter Securities LLC,

1. **Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;**
2. **We have met the identified exemption from January 01,2017 through December 31,2017, without exception, unless, noted in number 3, below;**
3. **We have no exceptions to report this fiscal year.**

Regards,

03/7/18

Francisco Rivera
President
Pariter Securities LLC

Date